7 of Us, LLC - transcript

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I'm Chris West blue top brand located

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here in Dripping Springs Texas what we

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set out to do was to create a

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subcategory of hot sauce creamy hot

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sauce category and right now with a

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number one creamy hot sauce in the

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country and we have heard this is one of

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the best hot sauces to hit the market in

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years and years our Canadian distributor

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said after 20 years this was the fastest

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moving sauce when they introduce it into

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British Columbians that they've ever had

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I've been in the CPG business for almost

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30 years

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back in the 90s introducing the world to

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fried turkeys and injectable marinades

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from there moved over to a very iconic

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Louisiana brand Tony Sastri's and for

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another seven years for my good friends

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at Stubbs barbecue here in Austin

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reached out and I asked me to come join

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their team back in 2009 the reason that

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we decided to move into the blue top

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ranked creamy hot sauce was there there

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was no other creamy hot sauces on the

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market and the hot sauce category was

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growing at double digits for the last

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six or seven years we identified an

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unmet need and a gap if you will there

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wasn't any other culinary style creamy

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hot sauces today we're in a top 25 hot

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sauce brand in the country and over

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7,000 doors and in the top 15 in Canada

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we've assembled a great team

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Travis burger is our supply chain / R&D

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guru he has developed all of our blue

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top flavors and come up with some of the

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great innovations like their coconut

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milk ranch

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we had Liz Bering she's a creative

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director for us and she is responsible

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all of our social media and our branding

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and she was another partner with us at

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Stubbs so we have a really good team

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that has has experience and been there

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done that it all began in 2016

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scrambling and and ever since then we

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have been trying to keep

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we just ran 17,000 cases two weeks ago

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we're out we're running again next week

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and it we already have orders in it's

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out in two weeks so we are basically

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running product as fast as we can make

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it by the end of 2019 we'll get very

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close to three million in sales and our

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goal 420 with this funding our goal for

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2020 is to be well over seven million in

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sales and we have the supermarkets and

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the distribution we have the foundation

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we need the funds to create awareness to

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let people know how awesome the sauce is

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and how to use it this brand resonates

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better than any other brand I've been a

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part of people love it and now they're

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coming to us telling us how they use the

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product and that's when we know we've

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got it right we're super happy to be

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raising funds from the community and we

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sure hope that you join us as an

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investor

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